UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


SCHEDULE  13G

Under  the  Securities  Exchange  Act  of  1934
(Amendment  No.  1)


Made2Manage  Systems,  Inc
(Name  of  Issuer)


Common  Stock
(Title  or  Class  of  Securities)


556466  10  0
(CUSIP  Number)

                                   Page 6 of

CUSIP  No.    556466  10  0

1.        NAME  OF  REPORTING  PERSON
          IRS  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

          J.  Irwin  Miller

2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

          (a)
          (b)          [X]

3.        SEC  USE  ONLY

4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          U.S.A.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH



5.  SOLE VOTING POWER         -0-

6.  SHARED VOTING POWER       -0-

7.  SOLE DISPOSITIVE POWER    -0-

8.  SHARED DISPOSITIVE POWER  -0-



9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
          -0-

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[  ]

11.       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

          0%

12.       TYPE  OF  REPORTING  PERSON

          IN

SCHEDULE  13G
AMENDMENT  NO.  1




     The following information updates and revises the material contained in the original Schedule 13G, filed April 13, 1998, by J. Irwin Miller relating to the shares of Common Stock (the Shares ) of Made2Manage Systems, Inc.


     ITEM  1.

     This statement relates to the Common Stock of Made2Manage Systems, Inc., an Indiana corporation (the Company ), with principal executive offices at 9002 Purdue Road, Indianapolis, IN 46268.

     ITEM  2.

     (A) - (C) This amended Schedule 13G is being filed by J. Irwin Miller. The principal business office of Mr. Miller is located at 301 Washington Street, Columbus, Indiana 47201. Mr. Miller is an United States citizen.

     (D) AND (E) This statement relates to the Common Stock of the Company, and the CUSIP number for such securities is 556466 10 0.

     ITEM  3.

     Not  Applicable.

     ITEM  4.       OWNERSHIP

     Not  Applicable

     ITEMS  5.      OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

     ITEM  6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

     Not  Applicable.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not  Applicable.

     ITEM  8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not  Applicable.

     ITEM  9.       NOTICE  OF  DISSOLUTION  OF  A  GROUP.

     Not  Applicable.

     ITEM  10.      CERTIFICATION.

     Not  Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    July 24,  1998
\S\   J. Irwin Miller
      J. Irwin  Miller